Exhibit 99.1

16 November 2021

CAZOO ACQUIRES SWIPCAR AS IT DRIVES AHEAD WITH EUROPEAN EXPANSION

●	Swipcar is a leading Spanish digital car subscription marketplace
●	Based in Barcelona with growing presence in Italy and Portugal
●	Offers a wide selection of cars for all-inclusive monthly payment
●	Team of almost 100 people with strong digital & auto experience
●	Extensive commercial relationships with OEMs/leasing companies
●	Deal will accelerate Cazoo’s planned launch in Spain & Italy in 2022

Cazoo (NYSE: CZOO), Europe’s leading online car retailer, which makes buying and selling a car as simple and seamless as ordering any other product online, today announced that it has acquired Swipcar, Spain’s leading consumer car subscription marketplace.

Founded in 2018, Swipcar has grown to a team of around 100 staff based in Barcelona and offers a wide selection of cars available from various leasing company partners for an all-inclusive single monthly subscription payment which includes the car, insurance, maintenance, service and tax.

As well as operating in Spain, Swipcar has also recently launched in Italy and Portugal. The transaction will combine Cazoo’s market-leading brand and platform with Swipcar’s expertise and relationships in southern Europe and, once integrated, will accelerate the launch of Cazoo’s full proposition into these markets.

Cazoo is one of the fastest growing businesses in Europe, pioneering the shift to online car buying and selling and has already sold over 40,000 cars online since its launch in the UK less than 2 years ago, as well as becoming the leading consumer car subscription player in Europe.

Cazoo acquired Swipcar for €30 million for a mix of cash & Cazoo shares and the transaction is expected to have a negligible impact on Cazoo’s FY2021 operating results.

Alex Chesterman OBE, Founder & CEO of Cazoo said: “Swipcar has built a market-leading car subscription marketplace in Spain adding hundreds of new customers every month. This deal will enable us to accelerate our launch plans in Spain and Italy, offering consumers the option of buying, selling, financing or subscribing to a car entirely online. I look forward to welcoming Julio and his team to Cazoo and to working with them to deliver the best experience to consumers looking for their next car in Europe.”

Julio Ribes CEO of Swipcar, “I am very proud of the platform and team we have built at Swipcar. We have developed strong partnerships with thousands of loyal customers and key industry players. Cazoo has a clear vision and strategy that is fully aligned with ours and we are looking forward to joining forces and accelerating the launch of Cazoo and the digital transformation of the car buying, selling and subscription experience in Spain and across Europe.”

- Ends –

For more information:

Media:

Cazoo: Lawrence Hall, Group Communications Director, lawrence.hall@cazoo.co.uk

Brunswick: Chris Blundell/Simone Selzer +44 20 7404 5959 / cazoo@brunswickgroup.com

Investor Relations:

Cazoo: Robert Berg, Director of Investor Relations and Corporate Finance, investors@cazoo.co.uk

ICR: cazoo@icrinc.com

About Cazoo – www.cazoo.co.uk

Our mission is to transform the car buying and selling experience across the UK & Europe by providing better selection, value, transparency, convenience and peace of mind. Our aim is to make buying or selling a car no different to ordering any other product online, where consumers can simply and seamlessly buy, sell, finance or subscribe to a car entirely online for delivery or collection in as little as 72 hours. Cazoo was founded in 2018 by serial entrepreneur Alex Chesterman OBE, is backed by some of the leading technology investors globally and is publicly traded (NYSE: CZOO).

About Swipcar – www.swipcar.com

Swipcar offers a car lease solution that contributes to the digitalization of the automotive sector. An online car marketplace that enables individuals and companies to easily lease a car with a flexible plan of mileage & time. The company offers a wide range of vehicles (from several providers) through their webpage in Spain, Italy and Portugal all with a worry-free service already included in the monthly instalment.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbour” provisions of the Private Securities Litigation Reform Act of 1995. The expectations, estimates, and projections of the business of Cazoo may differ from its actual results and, consequently, you should not rely on forward-looking statements as predictions of future events. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (1) realizing the benefits expected from the business combination with Ajax I (the “Business Combination”); (2) achieving the expected revenue growth and effectively managing growth; (3) executing Cazoo’s expansion strategy in Europe; (4) acquiring and integrating other companies; (5) achieving and maintaining profitability in the future; (6) having access to suitable and sufficient vehicle inventory for resale to customers and for Cazoo’s subscription offering and refurbishing and selling inventory expeditiously and efficiently; (7) expanding Cazoo’s subscription offering; (8) increasing Cazoo’s service offerings and price optimization; (9) effectively promoting Cazoo’s brand and increasing brand awareness; (10) expanding Cazoo’s product offerings and introducing additional products and services; (11) enhancing future operating and financial results; (12) acquiring and protecting intellectual property; (13) attracting, training and retaining key personnel; (14) complying with laws and regulations applicable to Cazoo’s business; (15) successfully deploying the proceeds from the Business Combination; and (16) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the registration statement on Form F-1 and the prospectus included therein filed by Cazoo Group Ltd (f/k/a Capri Listco). The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the disclosure included in other documents filed by Cazoo from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Cazoo assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Cazoo gives no assurance that it will achieve its expectations.